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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ehrenberg Chesler Securities, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 Broadway, Ste 108
(No. and Street)

San Antonio (City) | T X (State) | 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Chesler (210) – 472 – 1103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Britts & Associates, LLP
(Name – *if individual, state last, first, middle name*)

3201 Cherry Ridge, Ste A104 (Address) | San Antonio (City) | TX (State) | 78230 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/10/15

KW 3/11

OATH OR AFFIRMATION

I, Alan Chesler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ehrenberg Chesler Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KRISTEL A VELA
My Commission Expires
January 5, 2018

NOTARY PUBLIC
STATE OF TEXAS

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss). (Statement of Comprehensive Income)
X (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EHRENBERG CHESLER SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS,

EXEMPTION STATEMENT

AND SUPPLEMENTAL INFORMATION

December 31, 2014

Britts & Associates, LLP
(A Registered Limited Liability Partnership)
Certified Public Accountants
San Antonio, Texas

EHRENBERG CHESLER SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS,

EXEMPTION STATEMENT

AND SUPPLEMENTAL INFORMATION

December 31, 2014

Britts & Associates, LLP
(A Registered Limited Liability Partnership)
Certified Public Accountants
San Antonio, Texas

EHRENBERG CHESLER SECURITIES, INC.

TABLE OF CONTENTS

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Ehrenberg Chesler Securities, Inc.

We have audited the accompanying financial statements of Ehrenberg Chesler Securities, Inc. (a Texas corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of comprehensive income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Ehrenberg Chesler Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ehrenberg Chesler Securities Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption statement) and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption statement), Reconciliation of Net Capital Per Computation on Audited Supplemental Information to Amount Reported on Form X-17A-5 and Schedule of Operating Expenses has been subjected to audit procedures performed in conjunction with the audit of Ehrenberg Chesler Securities, Inc.'s financial statements. The supplemental information is the responsibility of Ehrenberg Chesler Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Britts & Associates LLP

Britts & Associates, LLP
San Antonio, TX
February 3, 2015

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104
www.cpasatx.com

Britts & Associates LLP

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM-REVIEW REPORT

To the Board of Directors and Shareholder
of Ehrenberg Chesler Securities, Inc.

We have reviewed management's statements, included in the accompanying Assertion Statement Regarding Exemption Provisions, in which (1) Ehrenberg Chesler Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ehrenberg Chesler Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) Ehrenberg Chesler Securities, Inc. stated that Ehrenberg Chesler Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ehrenberg Chesler Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ehrenberg Chesler Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Britts & Associates LLP

Britts & Associates, LLP
San Antonio, TX
February 3, 2015

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104
www.cpasatx.com

Assertions Statement Regarding Exemption Provisions

We, as members of management of Ehrenberg Chesler Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

To the best of our knowledge and belief, we are claiming exemption under Rule 17a-5 of the Securities and Exchange Act of 1934 under the following provision:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i) broker-dealers who do not carry customer margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. May not hold funds or securities for, or owe money or securities to customers.

Furthermore, all transactions between the broker-dealer and its customers are effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Ehrenberg Chesler Securities, Inc."

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2014 through December 31, 2014.

Ehrenberg Chesler Securities, Inc.

By:

Alan Chesler, President

February 3, 2015

Ehrenberg Chesler Securities, Inc.
Statement of Financial Condition
December 31, 2014

ASSETS

CURRENT ASSETS:		
Cash in bank (including interest bearing accounts)	$	56,810
Accounts receivable (net of allowance for credit losses of $0)		2,037
Federal income tax receivable - **Note D**		2,641
Prepaid expenses affiliates - **Note B**		20,666
Prepaid expenses-other		1,306
Other		66
Total current assets		83,526
PROPERTY AND EQUIPMENT:		
Furniture and fixtures		9,054
Less accumulated depreciation		(7,330)
		1,724
OTHER ASSETS:		
Investment in Preferred Stock - **Note G**		1,809
	$	87,059

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	11,768
Credit card		30
Total current liabilities		11,798
LONG-TERM LIABILITIES:		
Deferred income taxes long-term - **Note D**		1,000
Total long-term liabilities		1,000
STOCKHOLDER'S EQUITY:		
Common stock, $1 par; 100,000,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid in capital		21,100
Retained earnings		52,161
Total stockholder's equity		74,261
	$	87,059

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2014

Revenue	$	274,635
Operating expenses		243,424
Earnings from operations		31,211
Other income:		
Other		-
Interest income (expense)-net		3
		3
Earnings before income taxes		31,214
Income tax:		
Income Tax expense (benefit)-current - **Note D**		4,682
Deferred Tax expense (benefit)-long term - **Note D**		(1,000)
Tax (benefit) from Net Operating Loss Carryforward - **Note D**		(4,682)
State		-
Income Tax Net		(1,000)
NET INCOME		32,214
Comprehensive Income (Expense)		-
NET COMPREHENSIVE INCOME	$	32,214

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2014

	Common Stock					
	Shares Issued and Outstanding	Amount	Additional Paid in Capital	Comprehensive Income	Retained Earnings	Total
Balance - December 31, 2013	1,000	$1,000	$ 21,100	$ -	$ 19,947	$ 42,047
Contributions to Capital	-	-	-	-	-	-
Comprehensive Income	-	-	-	-	32,214	32,214
Balance - December 31, 2014	1,000	$1,000	$ 21,100	-	$ 52,161	$ 74,261

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the year ended December 31, 2014

Balance at December 31, 2013	$ -
Current year changes:	
Increases	-
Decreases	-
Net change for the year	-
Balance at December 31, 2014	**$ -**

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 32,214
Adjustments to reconcile net earnings	
to net cash provided by operating activities:	
Depreciation expense - **Note A**	315
(Increase) decrease in:	
Accounts receivable	3,963
Federal income tax receivable	-
Prepaid expenses	(10,500)
Other	(12)
Increase (decrease) in:	
Accounts payable	5,164
Credit card	30
Federal income tax payable	-
Provision for deferred taxes	(1,000)
Total adjustments	(2,040)
NET CASH PROVIDED BY OPERATING ACTIVITIES	30,174
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment in preferred stock	1,809
NET CASH USED BY INVESTING ACTIVITIES	1,809
NET INCREASE IN CASH	28,365
Cash - beginning of year	28,445
Cash - end of year	$ 56,810

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year:	
Taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Ehrenberg Chesler Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

<u>Nature of Operations</u>

The Company is a Broker/Dealer, as defined by the Financial Industry Regulatory Authority (FINRA). Pursuant to its registration with the FINRA, the Company focuses on three types of business: 1) the sale of direct participation programs in primary distributions; 2) private placements of securities; and 3) other securities business comprised mainly of merger and acquisition advisory services.

<u>Revenue Recognition and Accounts Receivable</u>

Under routine contracts, the Company recognizes revenue on engagements when a subscription is actually sold. Certain revenues can be recognized prior to the subscription sale under contracts that specify a non-refundable retainer upon the acceptance of an engagement or a fee equal to an agreed-upon percentage of the gross proceeds. The terms of an engagement grant the Company the exclusive right to act on behalf of the client for a period ranging from 90 to 120 days from the date the engagement letter is executed.

No trade accounts receivable are considered uncollectible as of December 31, 2014. The Company determines accounts to be uncollectible after the past due account has been reviewed by the Company's legal counsel and deemed uncollectible by regular collection procedures.

<u>Cash and Cash Equivalents</u>

For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments, with original maturities of three months or less when purchased, to be cash equivalents.

<u>Advertising Costs</u>

Advertising costs are expensed as incurred and are included in operating expenses.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1– Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company holds certain profits interests in partnerships that were acquired in exchange for services rendered to that entity. The investments have not generated any earnings from operations since the Company acquired the investment and the fair value of the investment is negligible as of December 31, 2014 as determined under Level 3 FASB ASC 820 as described above. The value of the investment is immaterial to the financial statements taken as a whole.

The Company holds preferred stock in a privately held company. The value of the investment is cost which is considered fair value as of December 31, 2014. It is considered Level 3 input because the value (cost) is derived by methods determined by management.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value (continued)

Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	TOTAL
Investment in Preferred Stock	$ -	$ -	$ 1,809	$ 1,809
TOTAL	$ -	$ -	$ 1,809	$ 1,809

Comprehensive Income

There were no items of other comprehensive income and thus the net results of operations represent comprehensive income activity.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal and state income taxes currently due plus deferred income taxes. Deferred income taxes are the result of the use of the cash basis of accounting for income tax purposes, as opposed to the accrual basis of accounting for financial statement purposes and to record the effect of tax positions considered in the Company's income tax returns.

Depreciation

Property and equipment are stated at cost. The estimated useful life of equipment and furniture ranges from 5-7 years. Depreciation is computed using the straight-line method over the estimated useful life for financial reporting purposes. For tax return purposes the Company uses MACRS over the useful life of the assets. Book depreciation expense for the year ended December 31, 2014 was $315.

Use of Estimates

Management of the Company makes estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE B – RELATED PARTIES TRANSACTIONS

The Company shares office space with an affiliated company whereby overhead expenses such as rent, telephone and other third party expenses are shared. The affiliate provides a schedule of actual expenses paid and such expenses are shared based upon the number of assignments undertaken by each company. Overhead expenses for the year ended December 31, 2014 were $3,316. Prepaid expenses at December 31, 2014 were $20,666. The Company is owned 100% by a holding company. During 2014, the Company paid $12 in fees to the holding company. The Company does not receive any financial support from the holding company.

NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The cash balance never exceeded the FDIC's insurance limits of $250,000 from January 1 through December 31, 2014. In addition, the Company does not require collateral from its customers.

NOTE D – INCOME TAXES

The Company is a Subchapter C corporation of the Internal Revenue Code.

The Company uses accounting methods that recognize depreciation sooner for income tax purposes than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes should be recorded for these differences, which will be taxable or deductible in future periods. Also, for income tax reporting, the company reports its revenue and expenses on the cash basis of accounting. As a result, net income for financial reporting differs from tax by the net differences between trade accounts receivables, prepaid expenses, and trade payables. Deferred income taxes should be recorded for these timing differences.

NOTE D – INCOME TAXES (continued)

The (provision) benefit for federal income taxes consists of the following components:

	2014
Current (at 15% tax rate)	$ 4,682
Deferred taxes-long term	1,000
Tax (benefit) from Net Operating Loss Carryforward	(4,682)
	$ 1,000

The Company had net operating losses available of $40,145 after filing the 2013 Federal income tax return. After carrying back the tax loss to 2010 which created a $2,641 Federal Income Tax receivable, the Company has elected to carryforward the losses to future years. The net operating loss will expire in 2033. The Company utilized $30,321 of this net operating loss in the current year leaving $10,296 remaining.

A valuation account has been established to offset any deferred tax benefits that have been created for the net operating loss carryforwards. Deferred tax liabilities arising from other timing difference are reflected in the financial statements approximating $1,000. The Company has not taken any other tax positions.

There were no state income taxes due for the year ended December 31, 2014.

As of 2014, the tax years that remain subject to examination by taxing authorities begin with 2011.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was .26 to 1. At December 31, 2014, the Company had net capital of $46,049, which was $41,049 in excess of its required net capital of $5,000.

NOTE F – PROFIT INTERESTS AS COMPENSATION

The Company has received limited partnership interests as part of its compensation for services. The partnership interests are limited to profits only. As of December 31, 2014, the partnerships have incurred significant losses. Profits are not expected in the foreseeable future; therefore, no value has been assigned to the limited partnerships.

NOTE G – STOCK WARRANTS AS COMPENSATION

Certain contracts with clients specify for the Company to be offered stock warrants as additional compensation. The warrants are contingent upon certain criteria set forth in the contracts and the number of warrants is based on formulas specific to the contract.

A stock warrant was exercised during the year ended December 31, 2014. The Company acquired 12,118 shares of preferred stock for $1,809 as a result of conditions being met as set forth in the contract with the issuer. The investment is recorded at cost in the financial statements. The investment is considered inconsequential to the overall ownership of the issuer.

The price of the remaining warrants as of December 31, 2014 cannot be determined due to criteria not being fulfilled and other factors. The warrants have expiration dates that vary depending upon certain events. None have expired as of December 31, 2014.

NOTE H – AVAILABILITY OF ANNUAL AUDIT REPORT

The statement of financial condition as of December 31, 2014, is available for examination at the office of the Company in San Antonio, Texas and the SEC in Ft. Worth, Texas.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 3, 2015, the date which the financial statements were available to be issued. No significant issues have been noted.

SUPPLEMENTAL INFORMATION

Ehrenberg Chesler Securities, Inc.
Schedule I
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2014

Total stockholder's equity for net capital	$	74,261
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		74,261
Deductions and/or charges:		
Non-allowable assets		(28,212)
Total deductions and/or charges		(28,212)
NET CAPITAL	$	46,049
Aggregate indebtedness:		
Accrued expenses		11,798
Total aggregate indebtedness	$	11,798
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	41,049
Ratio of aggregate indebtedness to net capital		0.26 to 1

See Independent Auditor's Report.

Ehrenberg Chesler Securities, Inc.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
Exemption Statement
December 31, 2014

The Company is exempt from Reserve Requirements under Rule 15c3-3 (Subparagraph K).

See Independent Auditor's Report.

Ehrenberg Chesler Securities, Inc.
Schedule III
Information for Possession or Control Requirements
Under Rule 15c3-3
Exemption Statement
December 31, 2014

The Company is exempt from Possession or Control Requirements under Rule 15c3-3. (Subparagraph K).

See Independent Auditor's Report.

Ehrenberg Chesler Securities, Inc.
Reconciliation of Net Capital Per Computation on Audited Supplemental Information to Amount Reported On Form X-17A-5
December 31, 2014

		2014
Net capital reported on form X-17A-5	$	46,049
Adjustments		-
Net capital reported on audited supplemental information	$	46,049

See Independent Auditor's Report.

Ehrenberg Chesler Securities, Inc.
SCHEDULE OF OPERATING EXPENSES
For the year ended December 31, 2014

Broker commission	$ 219,709
Depreciation	315
Dues and subscriptions	2,475
Insurance-fidelity bond	576
Meals and entertainment	161
Professional fees	15,906
Rent/office expense	3,316
Telecommunications	124
Travel	842
	$ 243,424

See Independent Auditor's Report.